Exhibit 4.62

GUARANTEE

BY

STERLITE INDUSTRIES INDIA LIMITED

(“GUARANTOR”)

in favour of

IL&FS TRUST COMPANY LIMITED

(“TRUSTEE”)

DATED: DECEMBER     08    , 2010

J. SAGAR ASSOCIATES

advocates & solicitors

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION	2

2. GUARANTEE	9

3. INDEMNITY	11

4. FURTHER INTEREST	11

5. APPROPRIATIONS	11

6. WAIVERS	12

7. NO RELEASE	13

8. PRINCIPAL DEBTOR	13

9. NO PROOF IN LIQUIDATION; NO EXERCISE OF RIGHTS	13

10. IRREVOCABLE GUARANTEE	13

11. REPRESENTATIONS AND WARRANTIES	14

12. COVENANTS	14

13. NOTICES	14

14. COSTS AND EXPENSES; TAXES	15

15. AMENDMENTS	16

16. SEVERABILITY	16

17. GOVERNING LAW AND JURISDICTION	16

18. COUNTERPARTS	16

SCHEDULE 1: FORM OF DEMAND CERTIFICATE	19

SCHEDULE 2: REPRESENTATION AND WARRANTIES	20

SCHEDULE 3: COVENANTS AND UNDERTAKINGS	23

SCHEDULE 4: EVENTS OF DEFAULT	27

SCHEDULE 5: REDEMPTION DATES	30

DEED OF GUARANTEE

This DEED OF GUARANTEE (“Guarantee”) executed in Tamil Nadu on this     08th     day of December 2010 by:

1.	STERLITE INDUSTRIES INDIA LIMITED, a company incorporated under the provisions of the Companies Act, 1956 with corporate identity number L65990TN1975PLC062634 and having its registered office at SIPCOT Industrial Complex Madurai, Bypass Road, TV Pura, Tuticorin, Tamil Nadu 628 008 (hereinafter referred to as “Guarantor”, which expression shall, unless repugnant to the context or meaning thereof, deem to include its successors and permitted assigns);

IN FAVOUR OF

2.

IL&FS TRUST COMPANY LIMITED, a company incorporated under the provisions of the Companies Act, 1956 with corporate identity number U66020MH1995PLC095507 and having its registered office at IL&FS Financial Centre, Plot C – 22, Bandra Kurla Complex, Bandra East, Mumbai 400051, in its capacity as debenture trustee for the Holders of the Debentures issued by Talwandi Sabo Power Limited in terms of the Information Memorandum (hereinafter referred to as the “Trustee”, which expression shall, unless repugnant to the context or meaning thereof, deem to include its successors and permitted assigns).

(In this Guarantee, the Guarantor and the Trustee shall hereinafter be collectively referred to as the “Parties” and individually as a “Party”.)

WHEREAS:

(A)	Talwandi Sabo Power Limited, a company incorporated under the provisions of the Companies Act, 1956 with corporate identity number U40101PB2007SGC031035 and having its registered office at Village Banawala, Mansa-Talwandi Sabo Road, District Mansa (Punjab)-147001, India (the “Company”) proposes to issue secured, redeemable, non convertible debentures of a face value of Rs.10,00,000 each for an aggregate nominal amount of Rs.750,00,00,000 (“Debentures”) by way of a private placement in terms of the Information Memorandum.

(B)	Pursuant to a letter dated November 9, 2010 the Trustee has conveyed its consent to act as a debenture trustee in relation to the issue of the Debentures.

(C)

One of the terms of the issue of the Debentures is that the discharge of all the obligations of the Company in connection with the Debentures including timely payment and due discharge of the Debt as well as maintenance of the DSRA Amount in the DSRA as per the terms set out herein (hereinafter collectively referred to as the “Obligations”), shall be secured, inter alia, by a guarantee executed by the Guarantor in favour of the Trustee for the benefit of the Debentureholders.

(D)	The Guarantor has agreed to guarantee the due and punctual discharge of the Obligations by the Company to the extent provided herein.

NOW THIS GUARANTEE WITNESSETH AS FOLLOWS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions. In this Guarantee, in addition to the terms defined in the introduction to, recitals of and the text of this Guarantee, the following terms shall, unless a contrary intention appears, have the following meanings:

“Account Bank” means ICICI Bank Limited;

“Act” means the Companies Act, 1956 of India and shall include any statutory amendment or re-enactment thereof;

“Applicable Law” means any statute, national, state, provincial, local, municipal, foreign, international, multinational or other law, treaty, code, regulation, ordinance, rule, judgment, order, decree, bye-law, approval of any Governmental Authority, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of or determination by, or any interpretation or administration having the force of law of any of the foregoing by any Governmental Authority having jurisdiction over the matter in question, whether in effect as of the date of this Deed or at any time thereafter;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Mumbai and in relation to any payment in any other city, such city;

“Call Option” means the right (and not the obligation) of the Company to call upon the Trustee and the Debentureholders to redeem the Debentures on the Call Option Date;

“Call Option Date” means any Business Day falling within the Call Option Period on which the Company chooses to exercise the Call Option;

“Call Option Period” shall mean the period starting from the end of the 5th (fifth) year from the Deemed Date of Allotment till the Final Redemption Date;

“DSRA” means a current account opened or to be opened by the Company with the Account Bank for the purpose of holding the DSRA Amount;

“DSRA Amount” means an amount equal to any amount payable by the Company on the immediately succeeding Payment Date;

“Debenture Trust Deed” means a debenture trust deed to be executed by the Company in relation to the Debentures;

“Debentureholders” or “Holders of Debentures” means the persons who are, for the time being and from time to time, the holders of the Debentures and, who arc entered in the Register of Debentureholders as the holders of the Debentures, where such Debentures are held in physical form, or whose names appear in the Register of Beneficial Owners, where such Debentures are held in dematerialised form, and “Debentureholder” means each such person;

“Debt” means all present and future moneys, debts and liabilities due, owing or incurred from time to time by the Company to any Debentureholder or the Trustee under or in connection with the Debentures (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise) including for the repayment/ redemption of the principal amount of the Debentures, Interest, additional interest in case of default (where applicable), remuneration of the Trustee and all costs, charges, expenses and other monies payable by the Company is respect of the Debentures;

“Demand Certificate” means the certificate issued by the Trustee substantially in the form set out in Schedule 1 (Form of Demand Certificate) hereto for payment of the amounts due from the Guarantor to the Trustee in terms of this Guarantee;

“Deemed Date of Allotment” means the date specified as such in the Information Memorandum;

“Early Redemption Date” means a dale, not earlier than 2 (two) days from the date of an Event of Default as determined by the Trustee, when the Debentures are required to be redeemed on a date prior to a scheduled Redemption Date, pursuant to the occurrence of an Event of Default;

“Encumbrances” means any mortgage, pledge, equitable interest, assignment by way of security, conditional sales contract, hypothecation, right of other persons, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, interest, option, lien, charge, commitment, restriction or limitation of any nature whatsoever, including restriction on use, voting rights, transfer, receipt of income or exercise of any other attribute of ownership, right of set-off, any arrangement (for the purpose of, or which has the effect of, granting security), or any other Security Interest of any kind whatsoever, or any agreement, whether conditional or otherwise, to create any of the same;

“Event of Default” means any event specified as such in the Information Memorandum and to be specified as such in the Debenture Trust Deed and reproduced in Schedule 4 (Events of default) hereof;

“Final Redemption Date” means the date falling at the end of 13 (thirteen) years from the Deemed Date of Allotment, when the nominal amount of the outstanding Debentures or any of the Debentures is to be paid by the Company to the Debentureholders;

“Final Settlement Date” means the date on which, in the opinion of the Trustee, the

Debt has been discharged by the Company in full;

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	shares which are expressed to be redeemable or shares which are the subject of a put option or any form of guarantee;

(i)	debentures which are expressed to be compulsorily convertible or debentures which are the subject of a put option or any form of guarantee;

(j)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above;

“GAAP” means generally accepted accounting principles, standards and practices in India;

“Governmental Approval” means any authorization, approval, consent, licence or permit required from any Governmental Authority;

“Governmental Authority” means any:

a.	government (central), federal, state or otherwise) or sovereign state;

b.	any governmental agency, semi-governmental or judicial or quasi-judicial or administrative entity, department or authority, or any political subdivision thereof;

c.	international organization, agency or authority,

d.	including, without limitation, any stock exchange or any self-regulatory organization, established under any Applicable Law;

“Information Memorandum” means an information memorandum / disclosure document dated                      issued by the Company for the issue of the Debentures;

“Initial Company Credit Rating” means the first credit rating in respect of the Company that is provided to the Trustee/Debentureholders by CRISIL, and FITCII being “AM (so)”;

“INR” or “Rs.” or “Rupees” means the lawful currency of the Republic of India;

“Interest” means interest payable on the Debentures at the rate of 9.8% per annum or the rate as specified in the Information Memorandum;

“Interest Payment Date” means any date on which the Company is liable to pay Interest on the Debentures;

“Majority Debentureholders” means such number of Debentureholders holding 51% of the nominal value of the Debentures then outstanding;

“Material Adverse Effect” means, in the reasonable opinion of the Trustee, a material adverse effect on or material adverse change in:

(a)	the business activities, financial condition and credit standing of the Company or the Guarantor from the date of their respective last published financial statements;

(b)	the international or domestic money, bank, foreign exchange and capital markets, or in the debt syndication market:

(c)	the Company’s right to possess and use all or any material portion of the Project Site or the Project.

“Mortgaged Premises” means such property owned by the Company which is agreed by the Trustee to be mortgaged by the Company to secure the Debentures under the Debenture Trust Deed;

“Obligors” shall collectively mean the Company and the Guarantor and “Obligor” shall mean any one of them;

“Original Financial Statements” means:

(a)	in relation to the Company, its audited financial statements for the financial year ended March 31, 2010; and

(b)	in relation to the Guarantor, its audited consolidated financial statements for the financial year ended March 31, 2010;

“Payment Date” means a Redemption Date or an Interest Payment Date;

“Project” the power project being undertaken by the Company with a total generation capacity of 2640 Mega Watts at Village Banawala, District Mansa, in the state of Punjab, India;

“Project Site” means the land approximately admeasuring 2113 acres at Village Banawala, Mansa-Talwandi Sabo Road, District Mansa in Punjab on which the Project is to be set up;

“Recon Date” shall mean a day which is 4 (four) Business Days prior to each Payment Date, (save and except an Early Redemption Date);

“Redemption Date” means (a) any of the dates specified in the Schedule 5 (Redemption Dates) hereunder written; or (b) an Early Redemption Date on which the nominal amount of the Debentures or any of the Debentures is to be paid by the Company to the Debentureholders; or (c) a Call Option Date;

“Register of Beneficial Owners” means the register of beneficial owners of the Debentures maintained in the records of any depository duly registered with SEBI;

“Register of Debentureholders” means the register maintained by the Company at its registered office and containing the names of the Debentureholders entitled to receive Interest on the Debentures;

“SEBI” means the Securities and Exchange Board of India;

“Security Documents” means the following:

(a)	the Debenture Trust Deed; and

(b)	any other security document entered into from time to time for creation of any Security for the benefit of the Debentureholders;

“Security Interest” means (i) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under Applicable Law, (ii) any voting agreement, interest, option, right of first offer, refusal or transfer restriction in favour of any Person, and/or (iii) any adverse claim as to title, possession or use;

“Subsidiary” means, in relation to a company or corporation (a “holding company”), any other company or corporation:

(a)	which is controlled, directly or indirectly, by the holding company;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the holding company; or

which is a subsidiary or another Subsidiary of the holding company;

“Transaction Documents” means:

a.	this Guarantee;

b.	the Information Memorandum;

c.	the Debenture Trust Deed;

d.	the Security Documents; and

any other document that may be designated as a transaction document by the Trustee.

“Vendors” shall mean suppliers and service providers of the Company who supply or will supply equipments, plant and machinery, goods and/ or materials or provide or will provide service in connection with the Project and/or operations of the Company.

1.2	Interpretation. In this Guarantee, unless the context requires otherwise:

1.2.1.	the recitals and schedules shall constitute an integral and operative part of this Guarantee;

1.2.2.	reference to Clause and Schedule is to a clause and schedule of this Guarantee;

1.2.3.	headings to Clauses, parts and paragraphs of Schedules and Schedules are for convenience only and do not affect the interpretation of this Guarantee;

1.2.4.	reference to any statute or statutory provision shall include:

(a)	all statutory instruments or orders including subordinate or delegated legislation (whether by way of rules, notifications, bye-laws and guidelines) made from time to time under that provision (whether or not amended, modified, re-enacted or consolidated);

(b)

such provision as from time to time amended, modified, re-enacted or consolidated (whether before or after the date of this Guarantee) to the extent such amendment, modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Guarantee and (to the extent liability thereunder may exist or can arise) shall include any past statutory provision as from time to time amended, modified, re-enacted or consolidated) which the provision referred to has directly or indirectly replaced;

1.2.5.	reference to any document includes an amendment or supplement to, or replacement or novation of, that document, but disregarding any amendment, supplement, replacement or novation made in breach of this Guarantee;

1.2.6.	reference to an “amendment” includes a supplement, modification, novation, replacement or re-enactment and “amended” is to be construed accordingly;

1.2.7.	words denoting the singular shall include the plural and vice versa;

1.2.8.	words denoting any gender include all genders;

1.2.9.	reference to the word “include” or “including” shall be construed without limitation;

1.2.10.	references to a “person” or “Person” (or to a word importing a person) shall be construed so as to include:

(a)	individual, sole proprietorship, firm, partnership, limited liability partnership, trust, joint venture, company, corporation, body corporate, unincorporated body, association, organisation, any Governmental Authority or other entity or organisation (whether or not in each case having separate legal personality);

(b)	that person’s successors in title, executors, and permitted transferees and permitted assignees; and

(c)	references to a person’s representatives shall be to its officers, employees, legal or other professional advisers, sub-contractors, agents, attorneys and other duly authorised representatives;

1.2.11.	reference to a “Party” to any document includes that party’s successors and permitted transferees and permitted assignees, as the case may be;

1.2.12.	words “hereof, “herein”, “hereto”, “hereunder” and words of similar import when used with reference to a specific clause in this Guarantee shall refer to such clause in this Guarantee and when used otherwise than in connection with specific clauses shall refer to this Guarantee as a whole;

1.2.13.

in the computation of periods of time from a specified dale to a later specified date, the words “from” and “commencing on” mean “from and including” and “commencing on and including”, respectively, and the words “to”, “until” and “ending on” each mean “to but not including”, “until but not including” and

“ending on but not including” respectively;

1.2.14.	unless otherwise specified, whenever any payment to be made or action to be taken under this Guarantee, is required to be made or taken on a day other than a Business Day, such payment shall be made or action be taken on the immediately following Business Day;

1.2.15.	where a wider construction is possible, the words “other” and “otherwise” shall not be construed ejusdem generis with any foregoing words;

1.2.16.	any consent, approval, determination, waiver or finding to be given or made by any of the Debentureholders shall be made or given by such Debentureholder in its sole discretion; and

1.2.17.	any reference to the Trustee shall be a reference to the Trustee in its capacity as the agent and trustee of the Debentureholders.

2.	GUARANTEE

2.1.	Guarantee: The Guarantor hereby irrevocably and unconditionally guarantees to the Trustee that the Company shall duly and punctually discharge the Debt in terms of the Information Memorandum.

2.2.	Guarantee Obligation: On the failure of the Company to discharge all or part of the Debt, the Guarantor irrevocably and unconditionally agrees to pay to the Trustee without demur or protest, within 2 (two) Business Days from the date of the Demand Notice, the amount stated in the Demand Certificate in accordance with the terms hereof provided that, if on invocation of this Guarantee, the Guarantor has not made a payment within the time so specified for such payment in this Guarantee, the Guarantor shall be liable to pay further interest as set out in Clause 4 (Further Interest) below, till the date of payment by the Guarantor in accordance with this Guarantee to the satisfaction of the Trustee.

The Guarantor hereby declares and agrees that they have not received and shall not, so long any monies remain due and payable by the Company to the Trustee, without the prior consent in writing of the Trustee, any security or commission from the Company for giving this Guarantee.

2.3.	Funding the DSRA:

Without prejudice to the generality of the above:

2.3. (a)	the Guarantor shall ensure that on a Recon Date, the funds lying to the credit of the DSRA is at least equal to the DSRA Amount;

(b)	in the event, for any reason, if the DSRA has not been funded to the extent of the applicable DSRA Amount by no later than the Recon Date,

then Trustee shall (on the instructions of the Majority Debenture Holders) be entitled to invoke this Guarantee on the same day, whereupon the Guarantor shall be obligated to fund the DSRA to the extent of the DSRA Amount by no later than 2 (two) Business Days prior to the immediately succeeding Payment Date.

2.3.2. (a)	the Guarantor shall ensure that in the event the Debentures are to be redeemed on an Early Redemption Date, then the funds lying to the credit of the DSRA are not less than the principal amount payable on the redemption of such Debentures together with the accrued unpaid interest payable thereon on the applicable Early Redemption Date (the “Early Redemption Amount”);

(b)	in the event, for any reason, the DSRA is not funded to the extent of the Early Redemption Amount by no later than 2 (two) Business Days prior prior to the applicable Early Redemption Date, then the Trustee shall (on the instructions of the Majority Debenture Holders) be entitled to invoke this Guarantee on the same day, whereupon the Guarantor shall be obligated to fund the DSRA to the extent of the Early Redemption Amount by no later than 1 (one) Business Day prior to the immediately succeeding Early Redemption Date.

2.4.	Effectiveness and Term: The obligations of the Guarantor hereunder shall be effective on and from the date of this Guarantee and shall continue until the Debt has been unconditionally and irrevocably discharged to the satisfaction of the Trustee.

2.5.	Demand Notice: Any demand given or made by the Trustee to the Guarantor shall, in the absence of any manifest error, be final, conclusive and binding evidence of the Guarantor’s liability hereunder, notwithstanding any difference or any dispute in relation to the amount due from the Company or arbitration or any other legal proceedings, pending before any court, tribunal, arbitrator or any other Governmental Authority. The Guarantor agrees and confirms that the Demand Certificate shall be final, conclusive and binding evidence against the Guarantor of the amount for the time being due from the Guarantor in any action or proceeding brought in connection to this Guarantee against the Guarantor.

2.6	Continuing Guarantee: This Guarantee is a continuing guarantee and shall remain in full force and effect and be binding upon the Guarantor till the Debt has been unconditionally and irrevocably discharged to the satisfaction of the Trustee.

2.7	No Requirement to Exhaust Remedies: Prior to making any demand hereunder, the Trustee or the Debentureholders shall not be required to take any step, make any demand upon, exercise any remedies or obtain any judgment against the Company, give notice to the Company or make or file any claim or proof in the dissolution or winding-up of the Company or enforce or seek to enforce any security now or hereafter held by the Trustee in respect of the Debt.

3.	INDEMNITY

The Guarantor shall indemnify and keep the Trustee indemnified against all actions, proceedings, charges, losses, damages, costs, claims, expenses and demands whatsoever which the Trustee may suffer or incur by reason of or in connection with any such default on the part of the Company and/or the Guarantor including legal proceedings taken against the Company and/or the Guarantor for recovery of the moneys referred to in Clause 2 (Guarantee) above.

4.	FURTHER INTEREST

In the event of default in payment by the Guarantor in accordance with Clauses 2.2 and 2.3.3 above the Guarantor shall pay further interest on the outstanding amounts hereunder at the rate of 2 % per annum (“Further Interest”). The Further interest shall be computed from the clue date of payment of the amounts due and payable by the Guarantor till the date of actual payment thereof. The Guarantor agrees that the Further Interest is a genuine pre—estimate of the loss likely to be suffered by the Trustee on account of any default by the Guarantor in discharging its obligations as agreed herein.

5.	APPROPRIATIONS

Until the Debt has been unconditionally and irrevocably paid in full to the satisfaction of the Trustee, the Trustee may without affecting the liability of the Guarantor:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by the Trustee in respect of those amounts; or

(b)	apply and enforce them in such manner and order as it deems fit (whether against those amounts or otherwise).

6.	WAIVERS

6.1.	The Guarantor shall not be released by any act or omission on the part of the Debentureholders or the Trustee or by any other matter or thing whatsoever which under the law relating to sureties would have the effect of so releasing the Guarantor. This includes but is not limited to:

6.1.1	any time or waiver granted to, or composition with, any person;

6.1.2	any release of any person under the terms of any composition or arrangement;

6.1.3	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of any person;

6.l.4	any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

6.1.5	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any person;

6.1.6	any amendment of any of the Transaction Documents or any other document or security created pursuant thereto;

6.1.7	any unenforceability, illegality, invalidity or non-provability of any obligation of any person under any document or security;

6.1.8	any change in the constitution, ownership or corporate existence of any person or any absorption, merger or amalgamation of any person with any other company, corporation or concern;

6.1.9	any insolvency, liquidation, bankruptcy, sickness (by way of erosion of net worth as per the provisions of Applicable Law) or similar situation or proceeding in respect of any person;

6.1.10	any change in the management of any person or take over of the management of the any person by any Governmental Authority;

6.1.11	acquisition or nationalisation of the Company and/or of any of its undertaking(s) pursuant to any Applicable Law; or

6.1.12	any change in the constitution of the Debentureholders or the Trustee.

6.2.	The Guarantor hereby waives in favour of the Trustee so far as may be necessary to give effect to any of the provisions of this Guarantee, all the suretyship and other rights which the Guarantor might otherwise be entitled to enforce.

7.	NO RELEASE

This Guarantee shall not be wholly or partially satisfied or exhausted by any payments made to or settled with any Debentureholder or the Trustee by the Company and shall be valid and binding on the Guarantor and operative until all the obligations of the Company in relation to or in connection with the Debentures are not duly discharged to the satisfaction of the Trustee.

Any admission or acknowledgement in writing given by the Company in respect of the Debt shall be binding on the Guarantor and shall be treated as given on behalf of the Guarantor, save manifest error.

8.	PRINCIPAL DEBTOR

To give effect to this Guarantee, the Trustee may act as though the Guarantor were the principal debtor.

9.	NO PROOF IN LIQUIDATION; NO EXERCISE OF RIGHTS

9.1.	Whilst this Guarantee is in continuance, the Guarantor agrees that:

9.1.1	it shall not in the event of the liquidation of the Company prove in competition with the Trustee in liquidation proceedings; and

9.1.2	it shall have no right of subrogation or indemnity against the Company nor shall it exercise any such rights available under law, to claim any sum relating to the Debt from the Company, including those of subrogation and of proof in the Company’s insolvency, and shall hold the benefit of any such rights on trust for the benefit of the Debentureholders and the Trustee.

9.2.	The Guarantor hereby agrees that the Guarantor’s right to indemnity against the Company will arise only after the Final Settlement Date.

10.	IRREVOCABLE GUARANTEE

This Guarantee shall be unconditional and irrevocable and the obligations of the Guarantor hereunder shall not be conditional on the receipt of any prior notice by the Guarantor or by the Company and the demand or notice by the Trustee as provided in Clause 13 (Notices) hereof shall be sufficient notice to or demand on the Guarantor.

11.	REPRESENTATIONS AND WARRANTIES

11.1.	The Guarantor makes the representations and warranties to the Trustee as set out in Schedule 2 (Representations and Warranties) hereto.

11.2.	Each of the representations and warranties set out in Schedule 2 (Representations and Warranties) hereto are deemed to be made by the Guarantor by reference to the facts and circumstances then existing, on the date of this Guarantee and on each day during which the Debt is outstanding.

12.	COVENANTS

The Guarantor irrevocably agrees and undertakes to abide by the covenants and undertakings; set out in Schedule 3 (Covenants and Undertakings) hereto at all times until the Debt has been duly discharged.

13.	NOTICES

13.1.	Communications in writing

Any communication or document to be made or delivered under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made or delivered by fax or hand delivery.

13.2.	Addresses

The address and fax number (and the department or officer, if any for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is that identified with its name below or any substitute address, fax number or department or officer as the Party may notify to the other Party by not less than five Business Days’ notice.

Guarantor:

	Name	:	Sterlite Industries India Limited
	Address	:	Sterlite Industries (India) Limited | Vedanta, 75, Nehru Road, Vile Parle (East), Mumbai 400099
	Attention	:	Rajiv Choubey Company Secretary & Head Legal
	Fax	:	+91 0461 234 0203 |
	Telephone	:	+91 0461 661 2982 |

Trustee:

	Name	:	IL&FS Trust Company Limited
	Address	:	The IL & FS Financial Center, 3rd Floor, East Quadrant, Plot C- 22, G- Block, Bandra- Kurla Complex Bandra (East), Mumbai- 400 051, India
	Attention	:	Ms. Sujatha Rangachari General Counsel (Sr. Vice President)
	Fax	:	+91-22- 2653 3333
	Telephone	:	+91-22-2653 3297

13.3.	Delivery

Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective:

(i)	if sent by fax before 6 p.m. (local time in the place to which it is sent) on a Business Day in that place, when sent or, if sent by fax at any other time, at 9 a.m. (local time in the place to which it is sent) on the next Business Day in that place, provided, in each case, that the person sending the fax shall have received a successful transmission receipt; or

(ii)	if by way of letter, when it has been delivered at the relevant address two Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address or within two Business Days after being sent by courier or on the same Business Day, if sent by hand delivery; or

and, if a particular department or officer is specified as part of its address details provided under Clause 13.2 (Addresses), if addressed to that department or officer.

(iii)	Notwithstanding anything contained hereinabove, any notice required to be served upon the Guarantor in terms of clauses 2.2 and 2.3 this Deed shall be sent either by way of fax or by hand delivery.

13.4.	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 13.2 (Addresses) or changing its own address or fax number, a Party shall notify the other Party.

13.5.	English language

Any notice or communication given under or in connection with this Deed must be in English.

14.	COSTS AND EXPENSES; TAXES

14.1.	The Guarantor shall pay to the Trustee all legal, travelling and other costs, charges and expenses incurred by it or its officers, employees or agents in connection with execution of these presents including costs, charges and expenses of and incidental to the approval and execution of these presents and all other documents affecting the guarantee herein.

14.2.	Any stamp duty payable on this Guarantee shall be payable by the Guarantor. In the event the Trustee makes such payment of stamp duty, the Guarantor shall reimburse the Trustee immediately, and in no event by later than 5 (five) days on demand by the Trustee.

l4.3.	All payments required to be made by the Guarantor in relation to the Debentures shall be paid free and clear of all present and future taxes, levies, duties, imposts, withholdings, and deductions of whatever nature excluding deduction of tax at source under the direct taxes applicable including those under the Income Tax Act, 1961. In the event taxes are deductible at source on any amounts payable in connection with the Debentures held by persons resident in India or outside India, the following provisions shall apply:

(a)	in the event the Guarantor is required to make a tax deduction on any payment it is required to make in connection with the Debentures, it shall make the requisite tax deduction before making any payment to the Debenture Holders and, thereafter, make the payment required in connection with that tax deduction within the time allowed and in the minimum amount required by Applicable Law;

(b)	the Guarantor shall within 30 (thirty) days after the due date of payment of any tax or other amount which it is required to pay, deliver to the Trustee, evidence of such deduction, withholding or payment and of the remittance thereof to the relevant taxation or other authority.

15.	AMENDMENTS

The terms of this Guarantee may be amended only by an instrument in writing signed by an authorised officer of the Guarantor and by an authorised signatory on behalf of the Trustee.

16.	SEVERABILITY

Any provision of this Guarantee which is or becomes prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability but that shall not invalidate the remaining provisions of this Guarantee in such jurisdiction or affect such provision in any other jurisdiction.

17.	GOVERNING LAW AND JURISDICTION

17.1.	This Guarantee is governed by and shall be construed in accordance with the laws of India.

17.2.	The Parties agree that the High Court of Mumbai shall have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee.

18.	COUNTERPARTS

This Guarantee may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any Party may enter into this Guarantee by executing a counterpart. Delivery of an executed counterpart of the signature page to this Guarantee by facsimile shall be as effective as delivery of a manually executed counterpart of this Guarantee.

IN WITNESS WHEREOF the Guarantor has executed these presents on the day, month and year first hereinabove written:

The Common Seal of STERLITE INDUSTRIES INDIA LIMITED, the within named Guarantor, has been hereunto affixed under the signatures of Mr. A. SATISH and Mr.                         , pursuant to the resolution of the board of directors of the Guarantor dated November 16, 2010

Witnessed by:

1. G. Venkatram [G. Venkatram]

2. D. Sunil Kumar [D. Sunil Kumar]

Signed in acceptance by                      for and on behalf of IL&FS Trust Company Limited, the within named Trustee.

Authorised Signatory

SCHEDULE 1: FORM OF DEMAND CERTIFICATE

STERLITE INDUSTRIES INDIA LIMITED

[Address]

Dated: [•]

Dear Sirs,

Re: Payment under Deed of Guarantee dated [•]

We refer to the Deed of Guarantee dated [•], as amended from time to time (“Guarantee”) executed by Sterlite Industries India Limited in favour of IL&FS Trust Company Limited (“Trustee”).

Please note that an amount of Rs. [•] is outstanding from the Company in terms of the Debentures issued by it.

OR

Please note that there is a shortfall of Rs. [                      ] in the DSRA.

Accordingly, we hereby give you notice pursuant to Clause 2 (Guarantee) of the Guarantee that you are required to make payment of Rs. [•] to the Trustee towards the discharge of the outstanding Debt.

OR

Accordingly, we hereby give you notice pursuant to Clause 2 (Guarantee) of the Guarantee that you are required to deposit Rs. [•] in the DSRA to ensure that the amount lying to the credit thereof is at equal to the DSRA Amount.

Please make such payment on or before [date].

Capitalised terms used herein and not defined shall have the meanings ascribed to such terms in the Guarantee.

Yours faithfully,

For
(Trustee)

SCHEDULE 2: REPRESENTATION AND WARRANTIES

1.	Status

1.1	Each Obligor is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

1.2	Each Obligor has the power to own its assets and carry on its business as it is being conducted.

1.3	Neither of the Obligors is registered as a non banking financial company and is not required to be registered as a non banking financial company with the Reserve Bank of India.

2.	Binding obligations

The obligations expressed to be assumed or to be assumed by the Obligors under each of the Transaction Documents, to which it is a party, are legal, valid, binding and subject to any general principles of law limiting its obligations.

3.	Non-conflict with other obligations

The entry into and performance by any Obligor of, and the transactions contemplated by, the Transaction Documents to which it is a party, do not and will not conflict with:

(i)	any Applicable Law;

(ii)	its respective constitutional documents; or

(iii)	any agreement or instrument binding upon it or any of its assets,

4.	Power and authority

Each Obligor has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is or will be a party, and the transactions contemplated by those Transaction Documents.

5.	Validity and admissibility in evidence

All authorisations required or desirable:

(i)	to enable each Obligor to lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party;

(ii)	to make the Transaction Documents to which each Obligor is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

6.	No filing or stamp taxes

Under the law of jurisdiction of incorporation of each of the Obligors it is not necessary that the Guarantee be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Transaction Documents or the transactions contemplated by the Transaction Documents except for the payment of stamp duty on any Transaction Documents executed in or brought into India, and except for the filing of any Transaction Documents with the SEBI, the Registrar of Companies or the Sub Registrar’s office or the Stock Exchange, as may be necessary under Applicable Law.

7.	No default

7.1	No Default is continuing or might reasonably be expected to result from the entering into or performance by the Guarantor of this Deed.

7.2	No other event or circumstance is outstanding which constitutes an event of default under any other agreement or instrument which is binding on an Obligor or to which its assets are subject which might have a Material Adverse Effect.

7.3	No litigation, arbitration, administrative or other proceedings are pending or threatened against the Obligors or their assets, which, if adversely determined, will have a Material Adverse Effect.

8.	No misleading information

8.1	Any factual information provided by or on behalf of any Obligor in connection with the issue of the Debentures is true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

8.2	Any financial projections provided by or on behalf of any Obligor in connection with the issue of the Debentures were prepared on the basis of recent historical information and on the basis of reasonable assumptions.

8.3	Nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of any Obligor being untrue or misleading in any material respect.

9.	No immunity

The Obligors’ assets are not entitled to immunity from suit, execution, attachment or other legal process India. The execution of this Deed constitutes, and the exercise of its rights and performance of and compliance with its obligations under this Deed will constitute, private and commercial acts done and performed for private and commercial purposes.

10.	Solvency

10.1	The Obligors are able to, and has not admitted their inability to, pay their debts as they mature and have not suspended making payment on any of their debts.

10.2	The Obligors, by reason of actual or anticipated financial difficulties, have not commenced, and do not intend to commence, negotiations with one or more of their creditors with a view to rescheduling any of their indebtedness.

10.3	The value of the assets of the Obligors is more than its liabilities (taking into account contingent and prospective liabilities) and they have sufficient capital to carry on their business.

10.4	No moratorium has been, or may, in the reasonably foreseeable future be, declared in respect of any indebtedness of the Obligors.

11.	Commercial Activity:

The Guarantor is subject to civil and commercial law with respect to its obligations under the Guarantee. The execution and delivery of the Guarantee constitute, and the Guarantors’ performance of and compliance with its obligations under the Guarantee will constitute private and commercial acts done and performed for private and commercial purposes rather than public or governmental acts.

12.	Authorised Signatories

Each person specified as an authorized signatory of the Guarantor in any documents delivered to the Trustee pursuant to this Deed, is subject to any notice to the contrary delivered to the Trustee, authorized to sign all documents and notices on behalf of the Guarantor.

13.	Approvals

Except for any approvals to be taken during the course of the Project, the Guarantor hereby confirms that all approvals necessary under Applicable Law with respect to the business of the Company, have been taken by the Company and the same are valid and subsisting as on the date hereof.

SCHEDULE 3: COVENANTS AND UNDERTAKINGS

1.	INFORMATION UNDERTAKINGS

1.1.	The Guarantor shall supply to the Trustee (if the Trustee so requests):

(a)	all documents dispatched by it to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration, investigative or administrative proceedings which are current, threatened or pending against it, and which might, if adversely determined, have a Material Adverse Effect;

(c)	promptly, such further information regarding its financial condition, business and operations as any Debentureholder (through the Trustee) may reasonably request;

(d)	promptly, notice of any change in its authorised signatories, signed by one of its director or its company secretary, whose specimen signature has previously been provided to the Trustee, accompanied (where relevant) by a specimen signature of each new signatory; and

(e)	all documents filed with any Governmental Authority in connection with the Guarantee.

1.2.	Notification of Default

The Guarantor shall notify the Trustee of any Event of Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless such entity is aware that a notification has already been provided by any other entity mentioned, in this paragraph).

1.3.	Books and records

(a)	The Guarantor shall keep proper books of account as required by Applicable Law and therein make true and proper entries of all dealings and transactions of and in relation to the business of the Guarantor and keep the said books of account and all other books, registers and other documents relating to the affairs of the Guarantor at its registered office or, where permitted by Applicable Law, or at any other place or places where the books of account and documents of a similar nature may be kept and the Guarantor shall ensure that all entries in the said documents of the Guarantor shall at all reasonable times be open for inspection of the Trustee and such person or persons as the Trustee shall, from time to time, in writing for that purpose, appoint.

(b)	Upon the request of the Trustee, the Guarantor shall provide the Trustee and any of its representatives, professional advisers and contractors with access to and permit inspection by them of its assets, premises, books and records in each case at reasonable times and upon reasonable notice.

2.	GENERAL UNDERTAKINGS

2.1	Authorisations

(a)	The Guarantor shall promptly.

(i)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(ii)	supply certified copies to the Trustee of,

any authorisation required under Applicable Law to enable it to perform its obligations under the Guarantee (including, without limitation, in connection with any payment to be made thereunder) and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of the Guarantee or (in the case of paragraph (i) above only).

2.2	Compliance with laws

The Guarantor shall comply in all respects with all laws and regulations to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Guarantee.

2.3	Disclosure of information

The Guarantor hereby agrees, confirms and undertakes that in the event the Guarantor is in breach of any of its obligations hereunder:

(A)	the Trustee shall, as the Trustee may deem appropriate and necessary, be entitled to disclose all or any: (i) information and data relating to the Guarantor, (ii) information or data relating to this Guarantee (iii) default committed by the Guarantors in discharge of the aforesaid obligations, to Credit Information Bureau (India) Limited (“CIBIL”) and any other agency authorised in this behalf by Reserve Bank of India (“RBI”);

(B)	CIBIL and/or any other agency so authorised may use, process the aforesaid information and data disclosed by the Trustee in the manner as deemed fit by them;

(C)	CIBIL and / or any other agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to the

Trustee, and other credit grantors or registered users, as may be specified by RBI in this behalf;

(D)	the Trustee and/or RBI will have an unqualified right to disclose or publish the details of the default and the name of the Guarantor (including its directors) as the case may be, as defaulters, in such manner and through such medium as the Trustee or RBI in their absolute discretion may think fit.

2.4	Merger

The Guarantor shall ensure that the Company does not undertake or permit any merger, consolidation, reorganisation, scheme of arrangement or compromise with its creditors or shareholders or effect any scheme of amalgamation or reconstruction if as a result of such merger, consolidation, reorganisation, scheme of arrangement or compromise with creditors or shareholders or scheme of amalgamation the Company ceases to be a subsidiary of the Guarantor.

2.5	Taxes

The Guarantor shall pay and discharge all taxes, rates, rents and governmental charges upon the Guarantor and its assets before penalties become attached thereto and shall establish adequate reserves for the payment of any taxes, rates, rents and governmental charges becoming due unless such taxes, rates, rent and governmental charges are being contested in good faith by appropriate proceedings.

2.6	Compliance by the Company

The Guarantor shall ensure that the Company complies with and duly discharges all its obligations under the Transaction Documents to which it is or will be a party to.

Further, the Guarantor also undertakes that the Company shall at all times:

(a)	maintain all the approvals necessary under Applicable Law with respect to its business.

(b)	procure any other approvals which may be mandated under Applicable Law with respect to its business.

3.	NEGATIVE COVENANTS

3.1	The Guarantor shall not, so long as the Debentures are outstanding, without the prior written approval of the Trustee:

3.1.1	voluntarily suffer any act, which has a Material Adverse Effect on its business profits, production or sales;

3.1.2	permit or cause to be done any act or thing whereby its right to transact business could be terminated or whereby payment of any principal or interest on the Debentures may be hindered or delayed; or

3.1.3	assign or otherwise transfer all or any part of their rights and obligations under this Guarantee

SCHEDULE 4: EVENTS OF DEFAULT

The occurrence of any one of the following events shall constitute an “Event of Default” by the Company:

(a)	Non-payment

Any Obligor does not pay on the due date any amount payable pursuant to any Transaction Documental at the place at and in the currency in which it is expressed to be payable.

(b)	Other obligations

Any Obligor does not comply with any provision of the Transaction Documents (other than those referred to in paragraph (a) (Non-payment)) above; except where the Trustee certifies that such default is, in its opinion, incapable of remedy (in which case no notice shall be required), such default continues for 7 Business Days after written notice thereof has been given by the Trustee to the Company requiring the same to be remedied;

(c)	Misrepresentation

Any information provided or representation or statement made or deemed to be made by any Obligor in the Transaction Documents to which it is a party or any other document delivered by or on behalf of any Obligor under or in connection with any Transaction Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;

(d)	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor other than a solvent liquidation or reorganisation of any Obligor;

(ii)	the appointment of a liquidator (other than in respect of a solvent liquidation of an Obligor), receiver, administrative receiver, administrator, compulsory manager, provisional supervisor or other similar officer in respect of an Obligor or any of its assets; or

(iii)	enforcement of any Security over any assets of any Obligor, or any analogous procedure or step is taken in any jurisdiction.

(e)	Attachment of Mortgaged Premises

If an attachment or distress has been levied on the Mortgaged Premises or any part thereof and/or certificate proceedings have been taken or commenced for recovery of any dues from an Obligor which may have a Material Adverse Effect or if in the reasonable opinion of the Trustee, the security created under the Security Documents is in jeopardy;

(f)	Cessation of Business

If any Obligor ceases or threatens to cease or gives a notice of its intention to cease its business;

(g)	Unlawfulness

It is or becomes unlawful for any Obligor to perform any of its obligations under any Transaction Document.

(h)	Repudiation

An Obligor repudiates a Transaction Document to which it is a party or evidences an intention to repudiate any Transaction Document to which it is a party.

(i)	Security and guarantee

Any Security Document is not (once entered into) in full force and effect or any Security Document does not (once entered into) create in favour of the Trustee for the benefit of the Debentureholders which it is expressed to create fully perfected with the ranking and priority it is expressed to have or the Security Interest created pursuant to the Security Documents (once entered into) is, in the opinion of the Trustee, in jeopardy.

(j)	Cross-Default

Any other Financial Indebtedness of the Company is not discharged when due nor within any originally applicable grace period.

Provided however, no Event of Default will occur under this clause if the aggregate amount of Financial Indebtedness is less than USD. 50,00,000.00 (United States Dollars Fifty million only) or such Financial Indebtedness is owed to any of the Vendors of the Company.

(k)	Material Adverse Change

Any material adverse effect on or material adverse change, in the reasonable opinion of the Trustee, in:

(i)	the business activities, financial condition and credit standing of the Company or the Guarantor from the date of their respective last published financial statements; or

(ii)	the Company’s right to possess and use all or any material portion of the Project Site or the Project, and such changes prejudicially affect the ability of the Obligors to discharge the Debt.

(l)	Clearances, Approvals and Proceedings

(i)	if the Company fails to obtain, renew, maintain or comply in all respects with any clearance or approval necessary under Applicable Law for the execution, delivery, performance and enforcement of the Transaction Documents, which in the opinion of the Trustee can have a Material Adverse Effect; or

(ii)	if any clearance or approval necessary required in connection with the Project under Applicable Law, is rescinded, terminated, suspended, modified or withheld or is determined to be invalid or ceases to be in full force and the same continues unremedied for a period of 3 months, which in the opinion of the Trustee will have a Material Adverse Effect and; or

(iii)	if any proceedings is commenced by or before any governmental authority for the purpose of rescinding, terminating, suspending, modifying or withholding any clearance or approval required in connection with the Project under Applicable Law, and the same is not stayed or dismissed and continues for a period of 3 months, which in the opinion of the Trustee may have to a Material Adverse Effect.

SCHEDULE 5: REDEMPTION DATES

Sr. No.	Amount	Redemption Dates
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
11.
12.